UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               Jameson Inns, Inc.
                                (Name of Issuer)

                                Preferred A Stock
                         (Title of Class of Securities)

                                    470457201
                                 (CUSIP Number)

                                  Bruce L. Lev
                          c/o Loeb Partners Corporation
                  61 Broadway, N.Y., N.Y., 10006 (212) 483-7017
 (Name, address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                November 21, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with statement [ ]. (A fee is not required only if the following reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described is Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remained of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                  SCHEDULE 13D

CUSIP NO. 470457201

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Partners Corporation

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY
4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [ ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF         7  SOLE VOTING POWER
SHARES                3,948 Shares of Preferred A stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY              2,566 Shares of Preferred A stock
EACH              9  SOLE DISPOSITIVE POWER
REPORTING             3,948 Shares of Preferred A stock
PERSON WITH       10  SHARED DISPOSITIVE POWER
                      2,566 Shares of Preferred A stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,514 Shares of Preferred A stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.51%

14 TYPE OF REPORTING PERSON*
         PN, BD, IA


                                  SCHEDULE 13D
CUSIP NO. 470457201

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Arbitrage Fund

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                   (b)[  ]
3  SEC USE ONLY

4  SOURCE OF FUNDS

         WC, O

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED         [ ]
     PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF         7  SOLE VOTING POWER
SHARES                66,909 Shares of Preferred A stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                       -----
EACH              9  SOLE DISPOSITIVE POWER
REPORTING             66,909 Shares of Preferred A stock
PERSON WITH       10 SHARED DISPOSITIVE POWER
                                  -----

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            66,909  Shares of Preferred A stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           5.26%

14 TYPE OF REPORTING PERSON*
           PN, BD


                                  SCHEDULE 13D

CUSIP NO. 470457201

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Offshore Fund, Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [  ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

NUMBER OF         7  SOLE VOTING POWER
SHARES                5,527 Shares of Preferred A stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                   --------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING             5,527 Shares of Preferred A stock
PERSON WITH       10  SHARED DISPOSITIVE POWER
                               -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,527 Shares of Preferred A stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.43%

14 TYPE OF REPORTING PERSON*
         CO

Item 1.  Security and Issuer.
------   -------------------

This statement refers to the Preferred A Stock of Jameson
Inns,  Inc., 8 Perimeter Center East, Suite 8050,  Atlanta,
GA, 30346.

Item 2.  Identity and Background.
------   -----------------------

                   No Change

Item 3.   Source and Amount of Funds or Other Compensation.
------    ------------------------------------------------

                  No Change

Item 4.   Purpose of Transaction.
------    ----------------------

                  No Change



Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

                  (a) The persons reporting hereby owned the following shares of Preferrred A Stock as of November 24, 2003

                                            Shares of Preferred A Stock

Loeb Arbitrage Fund                       66,909
Loeb Partners Corporation*                 6,514
Loeb Offshore Fund                         5,527
                                    ------------
                                          78,950

The total shares of Preferred A Stock constitute 6.20% the 1,272,727 outstanding shares of Preferred Stock as reported by the issuer.
-------------------------
*Including 2,566 shares of Preferred A Stock purchased for the accounts of two customers of Loeb Partners Corporation as to which it has investment discretion.

(b) See paragraph (a) above.

(c) The following purchases of Preferred A Stock have been made in the last sixty (60) days by the following:

                                Purchases of Preferred A Stock

Holder                            Date     Shares   Average Price
Loeb Partners Corp.*          09-11-03        215          $22.36
                              09-15-03         37           22.77
                              09-17-03         52           23.01
                              09-18-03        198           23.06
                              09-30-03        180           23.01
                              10-02-03        394           23.01
                              10-07-03         33           22.86
                              10-08-03        107           22.74
                              10-13-03         98           22.59
                              11/01/03         35           22.35
                              11/20/03        151           22.82
                              11/21/03        883           22.82
                              11/24/03         16           22.82


Holder                                     Shares   Average Price
Loeb Arbitrage Fund           09-11-03       2016          $22.35
                              09-12-03        500          22.744
                              09-15-03       5163          22.724
                              09-17-03       1348          23.005
                              09-18-03       1848          23.060
                              09-29-03        150          22.610
                              09-30-03       1866          23.010
                              10-02-03       4070          23.010
                              10-07-03        339          22.863
                              10-08-03       1102          22.741
                              10-13-03       1018          22.586
                              11/01/03        371          23.250
                              11/20/03       3100          22.818
                              11/21/03       9068          22.818
                              11/24/03        170          22.818

Holder                                     Shares   Average Price
Loeb Offshore Fund            09-11-03        169          $22.36
                              09-12-03       3200           22.77
                              09-18-03        154           23.06
                              09-30-03        154           23.01
                              10-02-03        336           23.01
                              10-07-03         28           22.86
                              10-08-03         91           22.74
                              10-13-03         84           22.59
                              11/01/03         31           23.25
                              11/20/03        149           22.82
                              11/21/03        749           22.82
                              11/24/03         14           22.82

--------------------
*Including 2,566 shares of Preferred A Stock purchased for the accounts of two customers of Loeb Partners Corporation as to which it has investment discretion.

All reported transactions were effected on Nasdaq.

(d) Not applicable.

(e). Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

                  None.

Item 7.  Materials to be Filed as Exhibits.

                  None.
Signature

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 01, 2003                                Loeb Partners Corporation


                                                 By: /s/ Gideon J. King
                                                 Executive Vice President


December 01, 2003                                Loeb Arbitrage Fund
                                                 By: Loeb Arbitrage
                                                     Management, Inc.


                                                 By: /s/ Gideon J. King
                                                         President



December 01, 2003                                Loeb Offshore Fund



                                                 By: /s/ Gideon J. King
                                                         Director